Exhibit 99.3

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES BOARD DECLARES QUARTERLY DIVIDEND

-- DOUBLES QUARTERLY AMOUNT TO $0.05 PER SHARE --

HOUSTON, TX, June 1, 2006 - Stage Stores, Inc. (Nasdaq: STGS) reported today that, at its Annual Shareholders Meeting held today at its headquarters in Houston, Texas, James Scarborough, Chairman and Chief Executive Officer, announced that the Company's Board of Directors has declared a quarterly cash dividend of 5.0 cents per share, which is twice the amount of the Company's previous quarterly cash dividend of 2.5 cents per share. The dividend is payable on the Company's common stock on June 28, 2006 to shareholders of record at the close of business on June 13, 2006.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 561 stores located in 31 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. In addition, on February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations situated in the Southeast. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in early August. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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